EXHIBIT 99.1

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWSWIRE SERVICES (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW).

NewsRelease

TC Energy announces expiration and upsizing of cash tender offers for certain Canadian-dollar denominated debt securities

CALGARY, Alberta – **Oct. 9, 2024** – News Release – TC Energy Corporation (TSX, NYSE: TRP) ("TC Energy") today announced (i) the expiration of the previously announced separate offers (the "Offers") of TransCanada PipeLines Limited (the "Company"), a wholly-owned subsidiary of TC Energy, to purchase for cash up to C$350,000,000 in aggregate purchase price, excluding accrued and unpaid interest, (the "Maximum Purchase Amount") of its outstanding notes of the two series listed in the table below (collectively, the "Notes") at 5 p.m. (Toronto time) on Oct. 8, 2024 (the "Expiration Date") and (ii) the Company has amended the Offers by increasing the Maximum Purchase Amount from C$350,000,000 in aggregate purchase price, excluding accrued and unpaid interest, to C$575,000,000 in aggregate principal amount.

The Offers

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated Oct. 1, 2024 relating to the Notes (the "Offer to Purchase"). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

According to information provided by TSX Trust Company, the Tender Agent, C$1,199,486,000 combined aggregate principal amount of the Notes were validly tendered in connection with the Offers prior to or at the Expiration Date and not validly withdrawn. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn prior to the Expiration Date.

Title of Notes(1)	Principal Amount Outstanding	CUSIP / ISIN Nos. (1)	Reference Security(2)	Bloomberg Reference Page(2)	Fixed Spread (Basis Points)(2)	Principal Amount Tendered
4.180% Senior Notes due 2048	C$1,100,000,000	89353ZCC0 / CA89353ZCC01	CAN 2 ¾ 12/01/55	FIT CAN0-50	160	C$892,057,000
3.390% Senior Notes due 2028	C$500,000,000	89353ZCA4 / CA89353ZCA45	CAN 3 ½ 03/01/28	FIT CAN0-50	60	C$307,429,000

(1) No representation is made by TC Energy or the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2) The total consideration for each series of Notes (such consideration, the "Total Consideration") payable per each C$1,000 principal amount of such series of Notes validly tendered and accepted for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 10 a.m. (Toronto time) on Oct. 9, 2024, unless extended by the Company with respect to the applicable Offer. The Total Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Total Consideration.

Indicative Series Acceptance Amounts The Company expects to accept for purchase C$575,000,000 in aggregate principal amount of the 4.180% Senior Notes due 2048 (the “2048 Notes”) tendered into the Offer for such Notes on a pro rata basis within such series, with the actual amount accepted to be adjusted for rounding due to proration. The Company does not expect to accept for purchase any of the 3.390% Senior Notes due 2028 tendered into the Offer for such Notes. Pricing and Settlement Pricing in respect of the 2048 Notes is expected to occur at 10 a.m. (Toronto time) on Oct. 9, 2024, following which the Final Acceptance Amount, the Offer Yield and the Total Consideration in respect of the 2048 Notes validly tendered and accepted for purchase pursuant to the Offers will be announced by the Company. The “Settlement Date” in respect of any 2048 Notes validly tendered and accepted for purchase pursuant to the Offer for such Notes is expected to be Oct. 15, 2024. The Company will also pay an Accrued Coupon Payment in respect of 2048 Notes validly tendered and accepted for purchase pursuant to the Offer for such Notes. Holders whose 2048 Notes are accepted for purchase will lose all rights as Holder of the tendered 2048 Notes and interest will cease to accrue on the Settlement Date for all 2048 Notes accepted in the Offer for such Notes. The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. Deutsche Bank Securities Inc. (“Deutsche Bank”), J.P. Morgan Securities Canada Inc. (“JPM”), Morgan Stanley Canada Limited (“MS”) and RBC Dominion Securities Inc. (“RBC”) are acting as the dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to JPM at 1.403.532.2126, MS at 1.416.943.8400 or RBC at 1.877.381.2099 (toll-free) or 1.416.842.6311 (collect). Deutsche Bank is not registered as a dealer in any Canadian jurisdiction and, accordingly, neither it nor any of its affiliates will, directly or indirectly, advertise, solicit, facilitate, negotiate, effect or take any other act in furtherance of any purchase or tender of Notes in connection with the Offers and any such solicitation, advertisement or other act with respect to the Offers will be conducted by JPM, MS and RBC. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in CDS will be released. Offer and Distribution Restrictions The Offers were made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, TC Energy, the Company or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the

Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States. In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TC Energy, the Company or any of their subsidiaries. Forward-Looking Statements This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Settlement Date thereof; and the satisfaction or waiver of certain conditions of the Offers. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TC Energy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in TC Energy’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, TC Energy undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. -30- Media Inquiries: Media Relations media@tcenergy.com

403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522